UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________
Commission file number 1-03480
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

CONTENTS

Required Information	Page

Report of Independent Registered Public Accounting Firm - Deloitte & Touche LLP (PCAOB Firm ID No. 34)	1
Report of Independent Registered Public Accounting Firm - Baker Tilly US, LLP (PCAOB Firm ID No. 23)	2

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2023 and 2022	3

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2023	4

Notes to Financial Statements	5

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions - Year Ended December 31, 2023	13

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2023	14

Exhibit Index	15

Signature	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of MDU Resources Group, Inc. 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2023, and schedule of delinquent participant contributions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 26, 2024
We have served as the auditor of the Plan since 2024.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of MDU Resources Group, Inc. 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the MDU Resources Group, Inc, 401(k) Retirement Plan (the Plan) as of December 31, 2022 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Baker Tilly US, LLP
We have served as the Plan's auditor from 2008 to 2023.
Minneapolis, Minnesota
June 21, 2023

MDU Resources Group, Inc.
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

December 31,	2023	2022
Assets:
Investments:
Investments at fair value (Note 4)	$745,584,268	$1,132,468,824
Fully benefit-responsive investment contract, at contract value (Note 3)	59,317,013	132,393,927
Total investments	804,901,281	1,264,862,751
Receivables:
Employer contributions	12,874,981	25,096,693
Participant contributions	927,638	1,222,469
Notes receivable from participants	10,540,638	28,926,049
Dividends	531,143	1,370,556
Other	139,184	242,248
Total receivables	25,013,584	56,858,015
Cash	—	2
Net assets available for benefits	$829,914,865	$1,321,720,768
The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2023

Additions to Net Assets Attributed to:
Investment income:
Dividends from Company stock	$3,375,813
Interest and dividends	11,877,464
Net realized/unrealized appreciation in fair value of investments	148,396,725
Total investment income	163,650,002
Interest income on notes receivable from participants	905,612
Contributions:
Employers	28,054,179
Participants	42,993,882
Participant rollovers	5,286,809
Total contributions	76,334,870
Total additions	240,890,484
Deductions from Net Assets Attributed to:
Distributions to participants	93,852,007
Administrative expenses	431,171
Total deductions	94,283,178
Net increase in net assets available for benefits prior to transfer	146,607,306
Plan transfers (Note 1)	(638,413,209)
Net decrease in net assets available for benefits after transfer	(491,805,903)
Net assets available for benefits at beginning of year	1,321,720,768
Net assets available for benefits at end of year	$829,914,865
The accompanying notes are an integral part of these financial statements.

MDU Resources Group, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 1 - Description of the Plan
The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. As noted below in the following information, the Company's Board of Director's approved the separation and distribution of Knife River Corporation (Knife River) from the Plan effective May 31, 2023.
General
The Plan was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984, as a defined contribution plan. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. common stock as an Employee Stock Ownership Plan (ESOP).
The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) of the Company the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.
Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.
The Committee is the Plan Administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or a subsidiary of the Company. The recordkeeper of the Plan is Principal Financial Group (the Recordkeeper). The trustee of the Plan is Principal Trust Company (the Trustee).
Plan Transfers
On May 3, 2023, the Company's Board of Directors approved the separation and the distribution of approximately 90 percent of the issued and outstanding shares of Knife River to the Company's stockholders. On May 31, 2023, the participants of the Plan holding Company common stock received one share of Knife River common stock for every four shares of the Company's common stock outstanding on May 22, 2023, the record date for the distribution.
In connection with the separation, effective May 1, 2023, the portion of the Plan attributable to Knife River and certain subsidiaries, including with respect to their active participants and vested terminated participants, was spun off into a separate plan, the Knife River 401(k) Retirement Plan, with assets transferring in-kind of approximately $638.4 million from the Plan to the Knife River 401(k) Retirement Plan. Effective May 31, 2023, Knife River participants could no longer make new contributions or transfer new money to purchase Company stock in the Company's Plan.
Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and a regular full-time employee or part-time employee scheduled to work at least 1,000 hours of service in a year. Eligible employees who are compensated for 960 hours or more through June 30, 2023, received a pro-rata allocation mid-year based on compensation paid through June 30, 2023. A Davis-Bacon employee, an individual who is subject to the Davis-Bacon Act, who is employed on an occasional or temporary basis and who otherwise meets the eligibility requirements shall become a participant upon the completion of one hour of service.
Deferral Contributions
The Plan allows a participant to contribute, by payroll deduction, any whole percentage not to exceed 75 percent of the participant's eligible compensation for each pay period up to a maximum pre-tax and/or Roth deferral contribution of $22,500 for the 2023 Plan year. The Plan provides an automatic deferral election feature and an automatic deferral escalation feature, which increases an automatically enrolled participant's deferral percentage by one percent annually until the participant's deferral percentage reaches 15 percent, unless the participant opts out or changes their deferral election. Additionally, the Plan allows a participant who is eligible to make deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals. The maximum catch-up deferral for 2023 was $7,500.

Employer Matching Contributions
Each Employer may elect to provide matching contributions on behalf of participants employed by such Employer, equal to a percentage of such participant’s pre-tax and Roth deferral contributions up to a specified percent of the participant’s annual eligible compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s matching contribution account and invested as directed by the participant.
Profit Sharing/Retirement Contributions
The Employer, in its sole discretion and subject to the Committee's approval, may make either profit sharing or retirement contributions, or both to the Plan on behalf of participants employed by that Employer. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $18.0 million were credited to participant accounts for the year ended December 31, 2023.
Rollover Contributions
The Plan accepts rollover contributions from eligible retirement plans, including after-tax employee contributions and designated Roth accounts.
Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective April 1, 2020, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with pre-tax deferral contributions, Roth deferral contributions, employer matching contributions, profit sharing/retirement contributions, and rollover contributions, as applicable, and allocated investment earnings. Participant accounts are also charged withdrawals (see Distributions and Withdrawals section below), allocated investment losses and per participant administrative expenses that are not paid by Company.
Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the 27 investment options available as of December 31, 2023. Participants may change investments and transfer amounts between funds daily.
As a result of the May 31, 2023 separation of Knife River from the Company, Plan participants received one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution. Participants had until May 31, 2024, to transfer their balance of Knife River common stock to another investment option in the Company's plan or take an in-kind distribution, if eligible.
If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable T. Rowe Price Retirement Fund most closely aligned with the year the participant turns age 65.
Contributions to the MDU Resources Common Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market.
Vesting
A participant’s interest in their pre-tax and Roth deferral accounts, matching contribution account, rollover account and ESOP account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a profit sharing/retirement contribution account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Common Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.
Distributions and Withdrawals
The amount credited to participant accounts shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows for a single-sum distribution or flexible installments over a period of time, not to exceed nine years; however, certain grandfathered distribution features are maintained due to plan mergers.

Distributions with respect to investment options other than the MDU Resources Common Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Common Stock Fund may be in the form of cash or in the form of MDU Resources Group, Inc. common stock. Distributions of fractional shares are in the form of cash. Any MDU Resources Group, Inc. common stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian. As of December 31, 2023 and 2022, there were approximately $933,000 and $426,000, respectively, of distributions requested prior to year end but not paid until after year end.
A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s rollover account may be elected at any time.
Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The minimum amount a participant can borrow is $1,000 and the maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee. As of December 31, 2023, participant loans had maturities through 2038 at interest rates ranging from 4.25 percent to 9.5 percent.
Forfeited Accounts
Forfeited non-vested accounts are used to reinstate reemployed participant accounts, reduce employer contributions to the Plan and reduce administrative expenses incurred by the Plan. Forfeited non-vested accounts totaled approximately $38,000 and $107,000 at December 31, 2023 and 2022, respectively. Approximately $589,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2023.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for the fully benefit-responsive investment contract, the New York Life Insurance Investment Contract, which is stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). For more information on fair value measurements, see Note 4.
There are two collective trust funds, the BlackRock U.S. Debt Index T Fund and the Loomis Sayles Core Plus Fixed Income Fund. Both funds are valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Benefit Payments
Distributions to Plan participants are recorded when paid.
Contributions
Employee contributions are recorded when withheld through payroll reductions. Employer contributions are recorded when determined to be earned.
Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Internal Revenue Code (Code) are not satisfied. There were no excess contributions payable which were due to participants at December 31, 2023 and 2022.

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Administrative expenses of the Plan were approximately $431,000 for the year ended December 31, 2023, including the MDU Resources Common Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan. The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper and previously were used to offset the Plan’s current and future administrative expenses. For the year ended December 31, 2023, approximately $200,000 was used to offset Plan expenses. There were no remaining revenue sharing amounts to offset the Plan's administrative expenses at December 31, 2023.

Fees or commissions associated with each of the investment options other than the MDU Resources Common Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $2.9 million for the year ended December 31, 2023, which was net of revenue-sharing adjustments for fee levelization of $805,000 that were credited back directly to the participants' accounts.
Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Market risks include changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Concentration of Investments
The following presents investments that represent 10 percent or more of the Plan’s net assets available for benefits at December 31:

	2023		2022
	Amount	Percent of net assets	Amount	Percent of net assets
MDU Resources Common Stock Fund*	$83,620,005	10%	$186,889,222	14%
New York Life Insurance Investment Contract	**	**	$132,393,927	10%
Vanguard Institutional Index Fund	$98,232,153	12%	**	**
*    Indicates a party-in-interest investment.
**    Investment did not represent 10 percent or more of the Plan's net assets available for benefits.

Note 3 - Investment Contract with Insurance Company
The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. This investment contract meets the fully benefit-responsive investment contract criteria and therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2023 and 2022, the contract value of the fully benefit-responsive contract with NYL Insurance was approximately $59.3 million and $132.4 million, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.
NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

Note 4 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;
Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or
Level 3 - unobservable inputs for the asset or liability.
The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data. There have been no changes in the methodologies used at December 31, 2023.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Plan based on published market quotations on active markets.
Collective trust funds: Investments in the collective trust funds are valued at fair value reported by the fund managers based on the underlying investments within each fund and are expressed in units representing the net asset value as a practical expedient of each fund. Due to the nature of these funds, there are no unfunded commitments or redemption restrictions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan's assets measured at fair value were as follows:

	Fair Value Measurements
	at December 31, 2023, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
Assets:
Mutual funds	$591,861,281	$—	$—	$591,861,281
Common stock	122,751,597	—	—	122,751,597
Total assets in the fair value hierarchy	714,612,878	—	—	714,612,878
Collective trust fund investments measured at net asset value (a)	—	—	—	30,971,390
Total assets measured at fair value	$714,612,878	$—	$—	$745,584,268
(a) In accordance with ASC 820 - Fair Value, certain investments that were measured at net asset value as a practical expedient per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

	Fair Value Measurements
	at December 31, 2022, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
Assets:
Mutual funds	$909,502,378	$—	$—	$909,502,378
Common stock	186,889,222	—	—	186,889,222
Total assets in the fair value hierarchy	1,096,391,600	—	—	1,096,391,600
Collective trust fund investments measured at net asset value (a)	—	—	—	36,077,224
Total assets measured at fair value	$1,096,391,600	$—	$—	$1,132,468,824
(a) In accordance with ASC 820 - Fair Value, certain investments that were measured at net asset value as a practical expedient per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Note 5 - Federal Income Taxes
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 6, 2017, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. Although the Plan has been restated since the determination letter application was filed, the Company believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken and no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions.
Note 6 - Related-Party and Exempt Party-In-Interest Transactions
At December 31, 2023 and 2022, the Plan held 4.2 million and 6.2 million shares, respectively, of common stock of MDU Resources Group, Inc., the plan sponsor. These shares qualify as exempt party-in-interest transactions and are allowable under ERISA. The market value of these shares totaled approximately $83.6 million and $186.9 million at December 31, 2023 and 2022, respectively. Shares of the plan sponsor were bought and sold in the open market at quoted fair market values at the date of purchase and sale.

At December 31, 2023, the Plan held 591,290 shares of common stock of Knife River, which was spun off from the Company in May 2023, with a market value of $39.1 million. These shares qualify as exempt party-in-interest transactions and are allowable under ERISA. The shares were received as a dividend upon completion of the spinoff on May 31, 2023, and all subsequent sale transaction occurred in the open market at quoted fair market values at the date of sale; however, the ability to repurchase any additional shares was not allowed. Participants are required to sell any common stock of Knife River within one year following the spinoff date, with proceeds reinvested as directed by the participant, or if eligible, taken as an in-kind distribution. Any shares that were not sold by May 31, 2024, were aggregated and sold over one or more trading days, with participants receiving an average stock sale price and proceeds reinvested based on the participant's current investment allocation for deposits.
Principal Diversified Real Asset Fund is a mutual fund managed by Principal. Principal is the trustee and recordkeeper, as defined by the Plan, and therefore transactions for this fund qualify as exempt party-in interest transactions. Fees paid for investment management services were included as a reduction of the return earned on the fund.
The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as exempt party-in-interest transactions, which are secured by the vested balances in the participants' accounts. Notes receivable from participants were approximately $10.5 million and $28.9 million as of December 31, 2023 and 2022, respectively.
Note 7 - Prohibited Transactions
The Company remitted 2022 and 2023 participant contributions of $273 and $2,599, respectively, to the trustee later than required by Department of Labor (DOL) Regulation 2510.3‑102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

Note 8 - Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,	2023	2022
Net assets available for benefits per the financial statements	$829,914,865	$1,321,720,768
Deemed distributions of participant loans *	(34,377)	(106,014)
Defaulted loans considered to be deemed distributions	—	(346,349)
Net assets available for benefits per the Form 5500	$829,880,488	$1,321,268,405
*2023 includes defaulted loans considered to be deemed distributions.
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2023:

Net decrease in net assets available for benefits per the financial statements	$(491,805,903)
Change in deemed distributions of participant loans including defaulted loans	417,986
Total net loss per the Form 5500	$(491,387,917)
Note 9 - Subsequent Events
The Plan has evaluated the impact of events occurring after December 31, 2023, up to the date of issuance of these financial statements on June 26, 2024, that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL
SCHEDULES

MDU Resources Group, Inc.
401(k) Retirement Plan
Employer Identification Number (30-1133956) - Plan Number (004)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2023

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2023 participant contributions transferred late to the Plan	$—	$2,599	$—	$—
2022 participant contributions transferred late to the Plan	—	273	—	—
Total participant contributions transferred late to the Plan	$—	$2,872	$—	$—

MDU Resources Group, Inc.
401(k) Retirement Plan
Employer Identification Number (30-1133956) - Plan Number (004)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current value
*	MDU Resources Group, Inc.	Company Common Stock Fund		$83,620,005
*	Knife River Corporation	Common Stock		39,131,592
	Mutual Funds:
	American Funds	EuroPacific Growth Fund		27,802,064
	Artisan Partners	Mid Cap Fund		28,986,076
	BlackRock	Inflation Protected Bond Fund		5,057,890
	Dimensional Fund Advisors	International Value Portfolio Fund		21,668,147
	Dodge & Cox	Balanced Fund		48,241,446
	Fidelity Investments	Small Cap Index Fund		39,389,911
*	Principal	Diversified Real Asset Fund		1,049,898
	T. Rowe Price	Institutional Large Cap Growth Fund		78,463,610
	T. Rowe Price	U.S. Equity Research Fund		33,479,015
	T. Rowe Price	Retirement 2010 Fund		1,249,639
	T. Rowe Price	Retirement 2015 Fund		1,166,271
	T. Rowe Price	Retirement 2020 Fund		10,410,520
	T. Rowe Price	Retirement 2025 Fund		24,909,909
	T. Rowe Price	Retirement 2030 Fund		31,620,179
	T. Rowe Price	Retirement 2035 Fund		33,364,563
	T. Rowe Price	Retirement 2040 Fund		25,767,569
	T. Rowe Price	Retirement 2045 Fund		36,120,027
	T. Rowe Price	Retirement 2050 Fund		17,399,548
	T. Rowe Price	Retirement 2055 Fund		18,278,954
	T. Rowe Price	Retirement 2060 Fund		4,676,229
	T. Rowe Price	Retirement 2065 Fund		850,010
	T. Rowe Price	Retirement Balanced Fund		3,677,653
	Vanguard Funds	Institutional Index Fund		98,232,153
	Collective Trust Funds:
	BlackRock Institutional Trust Company, N.A.	U.S. Debt Index T Fund		21,191,889
	Loomis Sayles Trust Company, LLC	Core Plus Fixed Income Fund		9,779,501
	Fully Benefit-Responsive Investment Contract:
	New York Life Insurance Company	New York Life Insurance Contract		59,317,013
	Total Investments			804,901,281
*	Participant Loan Funds	Interest rates from 4.25% to 9.50% with maturities ranging from 2024 - 2038		10,506,261	***
				$815,407,542
* Indicates party-in-interest investment. ** Cost information is not required for participant-directed investments, therefore it is not included. *** Net of $34,377 in deemed loan distributions.

Exhibit Index
The following documents are filed as part of this report:

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
23.2	Consent of Independent Registered Public Accounting Firm - Baker Tilly US, LLP

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the MDU Resources Group, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU RESOURCES GROUP, INC.
401(k) Retirement Plan

DATE:	June 26, 2024	BY:	/s/ Jason L. Vollmer
Jason L. Vollmer
Chairman, Employee Benefits Committee